UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lightning Gaming, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

To Be Applied For

(CUSIP Number)

April 15, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons SIG Strategic Investments, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power ** 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power ** 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

** Susquehanna Private Equity Investments, LLC is the investment manager to SIG Strategic Investments, LLLP and as such may exercise voting and dispositive power over these shares.

CUSIP No.

1.	Names of Reporting Persons Susquehanna Private Equity Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power ** 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power ** 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

** Susquehanna Private Equity Investments, LLC is the investment manager to SIG Strategic Investments, LLLP and as such may exercise voting and dispositive power over these shares.

Item 1.
	(a)	Name of Issuer Lightning Gaming, Inc., a Nevada corporation (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 106 Chelsea Parkway, Boothwyn, PA 19061

Item 2.
(a)

Name of Person Filing
This amendment (“Amendment”) amends the statement filed on Schedule 13G on March 26, 2010 (the “13G”) by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $0.001 par value per share (the “Shares”):

(i)  SIG Strategic Investments, LLLP

(ii)  Susquehanna Private Equity Investments, LLC

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of SIG Strategic Investments, LLLP is:

401 City Avenue, Suite 220

Bala Cynwyd, PA 19004

The address of the principal business office of Susquehanna Private Equity Investments, LLC is:

401 City Avenue, Suite 220

Bala Cynwyd, PA 19004

	(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number To be applied for

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information required by Items 4(a)-(c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of March 26, 2010, by and between SIG Strategic Investments, LLLP and Susquehanna Private Equity Investments, LLC, incorporated herein by reference to Exhibit I of the 13G.

Exhibit II:  Limited Power of Attorney executed by SIG Strategic Investments, LLLP, authorizing Susquehanna Private Equity Investments, LLC to sign and file this Amendment on its behalf, dated as of March 26, 2010, incorporated herein by reference to Exhibit II of the 13G.

SignatureS

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: April 16, 2010

SIG STRATEGIC INVESTMENTS, LLLP		SUSQUEHANNA PRIVATE EQUITY INVESTMENTS, LLC
By: Susquehanna Private Equity Investments, LLC
pursuant to a Limited Power of Attorney

By:	/s/ Brian Sullivan	By:	/s/ Brian Sullivan
Name: Brian Sullivan		Name: Brian Sullivan
Title: Treasurer		Title: Treasurer

The Limited Power of Attorney executed by SIG Strategic Investments, LLLP, authorizing Susquehanna Private Equity Investments, LLC to sign and file this Amendment on its behalf, is filed as Exhibit II to the 13G and is hereby incorporated by reference.